Exhibit 99.2

EKSPORT FINANS
NORWAY

First quarter report 2014

Eksportfinans ASA

Cover photo: Rune Rimmereide Nilsen

Some of the information we are giving constitutes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, which may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. As a result, any forward-looking statements included herein should not be regarded as a representation that the plans, objectives, results or other actions discussed will be achieved. Please see the Company’s Annual Report on Form 20-f filed with the US Securities and Exchange Commission for a discussion of certain factors that may cause actual results, performance or events to be materially different from those referred to herein. Eksportfinans disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Unaudited

Financial highlights

The information for the first quarters of 2014 and 2013 are unaudited.

	First quarter
(NOK million)	2014	2013
Net interest income	120	202
Total comprehensive income 1)	(1,666)	(1,118)
Return on equity 2)	(59.3%)	(27.3%)
Net return on average assets and liabilities 3)	0.34%	0.47%
Net operating expenses / average assets 4)	0.28%	0.09%
Total assets	97,146	147,646
Loans outstanding 5)	51,827	81,683
Public sector borrowers or guarantors 6)	32.1%	40.9%
Core capital adequacy	37.1%	26.2%
Capital adequacy	38.5%	29.1%
Exchange rate NOK/USD 7)	5.9871	5.8256

Definitions

1.	Total comprehensive income for the period includes net losses on financial instruments at fair value which amount to NOK 2,334 million for the first quarter of 2014 compared to net losses of NOK 1,719 million for the first quarter of 2013.

2.	Return on equity: Total comprehensive income for the period/average equity (average of opening and closing balance).

3.	Net return on average assets and liabilities: The difference between net interest income/average interest generating assets and net interest expense/average interest bearing liabilities (average of daily calculations for the period).

4.	Net operating expenses (salaries and other administrative expenses + depreciation + other expenses - other income)/average assets (average of opening and closing balance).

5.	Total loans outstanding: Consists of loans due from customers and part of loans due from credit institutions in the balance sheet. Accrued interest and unrealized gains/(losses) are not included, see notes 4, 5 and 6 to the accompanying unaudited condensed financial statements.

6.	The ratio of public sector loans (municipalities, counties and Norwegian and foreign central government, including the Norwegian Guarantee Institute for Export Credits (GIEK) as borrowers or guarantors) to total lending.

7.	Exchange rate at balance sheet date.

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Report from the board of directors

Results

Net interest income

Net interest income amounted to NOK 120 million in the first quarter of 2014, compared to NOK 202 million for the same period in 2013.

The lower net interest income was a result of the lower level of interest generating assets together with reduced margins due to the stabilization of the financial markets.

The net return on average assets and liabilities (see “Financial highlights” on page 3) was 0.34 percent for the first quarter of 2014, compared to 0.47 percent for the corresponding period in 2013.

Profit/(loss) for the period

Total comprehensive income in the first quarter of 2014 was negative NOK 1,666 million, compared to negative NOK 1,118 million for 2013. The negative figure was primarily due to reversals of previously unrealized gains on Eksportfinans’ own debt.

Return on equity was negative 59.3 percent for the first quarter of 2014, compared to negative 27.3 percent for the first quarter of 2013. This change was also due to the debt-related unrealized losses.

The non-IFRS measure of profit excluding unrealized gains and losses on financial instruments and realized losses hedged by the PHA, and the corresponding return on equity, is shown in the table below. This calculation may be of interest to investors because it allows assessment of the performance of the underlying business operations without the volatility caused by fair value fluctuations, including specifically the reversal of previously recognized unrealized gains on Eksportfinans’ own debt.

Profit excluding unrealized gains and losses and excluding realized losses hedged by the Portfolio Hedge Agreement (“PHA”) amounted to NOK 28 million in the first quarter of 2014. This was a decrease of NOK 96 million compared to the same period in 2013. The reasons for this decrease are the lower net interest income and higher operating expenses.

Net other operating income

Net other operating income was negative NOK 2,332 million for the first quarter of 2014 compared to negative NOK 1,718 million in the same period of 2013.

The main reason for this change is the large fluctuation in the market prices of Eksportfinans’ own debt. These prices fell in late 2011, and have since recovered, leading to unrealized losses for the company.

Table: Non-IFRS profit for the period

	First quarter
(NOK million)	2014	2013
Comprehensive income according to IFRS	(1,666)	(1,118)
Net unrealized losses/(gains)	2,320	1,707
Unrealized gains/(losses) related to Iceland 1)	0	18
Realized losses/(gains) hedged by the Portfolio Hedge Agreement (PHA) 2)	0	0
Tax effect of the items above	(626)	(483)
Non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA	28	124
Return on equity based on profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA 3)	1.5%	7.2%

1.	Reversal of previously recognized loss (at exchange rates applicable at reporting date).
2.	Securities have been sold with realized gains/losses. These gains and losses are covered by the PHA, and will be settled according to that agreement. Eksportfinans therefore believes it is useful for investors to present this non-IFRS profit figure with such gains/losses excluded due to the economic arrangements under, and the accounting impacts of, the PHA.
3.	Return on equity: Profit for the period/average equity adjusted for proposed not distributed dividends.

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These market fluctuations have led to large changes in the fair value of Eksportfinans’ own debt. In the first quarter of 2014, unrealized losses (reversal of unrealized gains) on Eksportfinans’ own debt amounted to NOK 2,380 million compared to unrealized losses (reversal of unrealized gains) of NOK 5,152 million in the corresponding period in 2013 (see note 2 to the accompanying unaudited condensed financial statements). Net of derivatives, this resulted in an unrealized loss of NOK 2,379 million in the first quarter of 2014 compared to an unrealized loss of NOK 1,727 million in the same period in 2013 (see note 15 to the accompanying unaudited condensed financial statements). The cumulative unrealized gain on Eksportfinans’ own debt, net of derivatives, is NOK 5,954 million as of March 31, 2014, compared to NOK 8,334 million as of December 31, 2013 and NOK 14,315 million as of March 31, 2013.

Total operating expenses

Total operating expenses amounted to NOK 71 million in the first quarter of 2014, compared to NOK 36 million for the same period in 2013. Except from high litigation expenses, the underlying level of operating expenses is stable.

The key ratio of net operating expenses in relation to average assets was 0.28 percent in the first quarter of 2014, compared to 0.09 percent for the corresponding period of 2013. The reasons for this increase are the same as described above, combined with the lower average assets in the first quarter of 2014 compared to the same period of 2013.

Balance sheet

Total assets amounted to NOK 97 billion at March 31, 2014, compared to NOK 101 billion at December 31, 2013 and NOK 148 billion at March 31, 2013. The reduction was mainly due to the limitations on new lending business since November 18, 2011 and repayments on the current debt portfolio.

Outstanding bond debt was NOK 73 billion at March 31, 2014, compared to NOK 76 billion at December 31, 2013 and NOK 107 billion at March 31, 2013. The main reason for the decrease was maturing debt.

The capital adequacy ratio was 38.5 percent at March 31, 2014, compared to 38.1 percent at December 31, 2013 and 29.1 percent at March 31, 2013. The core capital adequacy ratio was 37.1 percent at March 31, 2014, compared to 36.8 percent at December 31, 2013 and 26.2 percent at March 31, 2013. These slight increases in the capital adequacy ratios were mainly due to a lower risk-weighted balance. The Norwegian Financial Supervisory Authority of Norway (“NFSA”) has proposed new capital requirements regulations reflecting CRD IV. When implemented, these regulations are expected to have a significant impact on the capital ratios going forward, although still expected to be well above regulatory requirements.

Export lending

Eksportfinans actively manages an extensive portfolio of export loans.

The volume of outstanding export loans was NOK 46.7 billion at March 31, 2014, compared to NOK 51.6 billion at December 31, 2013 and NOK 73.3 billion at March 31, 2013.

Local government lending

Eksportfinans’ involvement in local government lending totaled NOK 5.1 billion at March 31, 2014, compared to NOK 6.9 billion at December 31, 2013 and NOK 8.3 billion at March 31, 2013.

Securities

The total securities portfolio was NOK 28.4 billion at March 31, 2014, compared to NOK 26.5 billion at December 31, 2013 and NOK 37.7 billion at March 31, 2013.

The securities portfolio consists of two different sub-portfolios. The first is subject to the PHA with Eksportfinans shareholders which has been in place since February 29, 2008 (the “PHA portfolio”), and the second is maintained for the purpose of liquidity (referred to herein as the “liquidity reserve portfolio”).

The fair value of the PHA portfolio was NOK 7.2 billion at March 31, 2014, compared to NOK 7.5 billion at December 31, 2013 and NOK 9.6 billion at March 31, 2013. The PHA portfolio will

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largely be held to maturity. For further information on the PHA see Note 13 to the accompanying unaudited condensed financial statements and the company’s annual report on Form 20-F for the fiscal year ended December 31, 2013, (filed with the Securities and Exchange Commission on April 29, 2014).

The fair value of the liquidity reserve portfolio was NOK 21.2 billion at March 31, 2014, compared to NOK 18.9 billion at December 31, 2013 and NOK 28.1 billion at March 31, 2013.

Funding

As foreseen, Eksportfinans did not have the need to seek new funding from the markets during the first quarter of 2014.

On March 28, 2014, the Tokyo District Court ruled in favour of Eksportfinans in the claim by Silver Point Capital Fund, L.P. and Silver Point

Capital Offshore Master Fund, L.P. (“plaintiffs”) relating to a purported declaration of default in respect of Eksportfinans’ samurai bonds. On the basis that the plaintiffs’ allegations regarding events of default were groundless, the court denied the plaintiffs’ claims. The plaintiffs did not lodge an appeal and the ruling is therefore final.

Liquidity

As at March 31, 2014, Eksportfinans had liquidity reserves totaling NOK 34.4 billion, consisting of the liquidity reserve portfolio not pledged as security of NOK 20.8 billion, the PHA portfolio of NOK 7.2 billion and cash equivalents of NOK 6.4 billion.

The company manages liquidity risk both through matching maturities for assets and liabilities and through stress-testing for the short and medium term. A maturity analysis of financial liabilities based on both contractual and expected maturities is included in note 16 of the accompanying unaudited condensed financial statements.

The table below shows cumulative liquidity, as measured by short-term liquidity as of March 31, 2014, plus (i) the amounts of maturing loans and investments and minus (ii) the amounts of maturing bond debt, based on

Table: Estimated cumulative liquidity

(NOK million)	Estimated debt maturing 3)		Estimated loan receivables maturing 4)	Estimated investments maturing 5)	Estimated cumulative liquidity 6)
Short-term liquidity at Mar 31, 2014 1)					27,136
2014	15,535		10,667	1,507	23,775
2015	13,039	2)	11,427	218	22,381
2016	19,914		11,904	741	15,112
2017	8,012		4,881	1,265	13,246
2018	1,908		3,276	180	14,794
2019	1,815		3,122	638	16,739
2020	2,557		2,094	20	16,296
2021	2,615		1,221	362	15,264
2022	837		742	289	15,458
2023	1,844		424	295	14,333
Thereafter	10,043		1,646	2,604	8,540

Total	78,119		51,404	8,119

1.	Short-term liquidity is comprised of the sum of the Liquidity Reserve Portfolio (at fair value) and deposits
2.	Includes the principal of JPY 15 billion (approximately NOK 869 million at exchange rates applicable at March 31, 2014) subordinated debt maturing in 2015. This debt is categorized as supplementary capital (lower tier II) according to the Norwegian capital adequacy regulations
3.	Principal amount of own debt securities. The column includes single- and multi-callable issues. Includes principal cash flows of derivatives economically hedging structured bond debt. For the structured bond debt with call and trigger options, the expected maturity is estimated using a sophisticated valuation system. The actual maturities might differ from these estimations
4.	Represents principal amount of loan receivables
5.	Represents principal amount of investments in the PHA portfolio
6.	Represents estimated cumulative liquidity at year-end (calculated as the amount at prior period end minus estimated long-term debt maturing during period plus estimated loans receivable and long-term investments maturing during the period) except for the first row which states the actual liquidity at March 31, 2014

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estimated maturities. During the first quarter of 2014, the liquidity position has been affected by foreign exchange rate conversions and adverse movements in key market risk factors, primarily on the debt portfolio. Market developments have been within the scenarios covered in the company’s liquidity planning activities and liquidity reserves together with cash inflows from the lending portfolio are expected to cover anticipated liquidity needs going forward.

For structured bond issues with call and trigger options, the expected maturity is estimated using a sophisticated valuation system. For the figures in the table, call and trigger dates as estimated in models are applied in the classification of the maturities.

Regulatory framework

In 2012, related to regulations concerning the calculation of exposures to one single client, the NFSA granted extended time limits for loans which would otherwise have been in breach of the regulations. One loan remains exempted at March 31, 2014, and the exemption period lasts until the loan has reached the regulatory level through scheduled repayments of principal.

Events after the balance sheet date

There are no events after the balance sheet date materially affecting the financial statements.

Oslo, May 8, 2014

EKSPORTFINANS ASA

The board of directors

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Unaudited

Condensed statement of comprehensive income

The information for the three months ended March 31, 2014 and 2013 are unaudited.

	First quarter
(NOK million)	2014	2013	Note
Interest and related income	617	899
Interest and related expenses	497	697

Net interest income	120	202

Commissions and income related to banking services	0	0
Commissions and expenses related to banking services	1	1
Net gains/(losses) on financial instruments at fair value	(2,334)	(1,719)	2,15
Other income	3	2

Net other operating income/(loss)	(2,332)	(1,718)

Total operating income	(2,212)	(1,516)

Salaries and other administrative expenses	65	29
Depreciations	4	4
Other expenses	2	3

Total operating expenses	71	36

Pre-tax operating loss	(2,283)	(1,552)

Taxes	(617)	(434)

Loss for the period	(1,666)	(1,118)

Other comprehensive income *	0	0

Total comprehensive income	(1,666)	(1,118)

*	Items that will not be reclassified to profit or loss

The accompanying notes are an integral part of these condensed financial statements.

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Unaudited

Condensed balance sheet

(NOK million)	March 31, 2014	Dec 31, 2013	March 31, 2013	Note
Loans due from credit institutions 1)	15,734	17,704	28,548	4,6,7
Loans due from customers 2)	42,686	47,363	67,441	5,6,7
Securities	27,991	26,462	31,828	8
Repurchase receivable 3)	423	0	5,841	8,14
Financial derivatives	5,691	5,500	11,357
Intangible assets	5	5	8
Property, equipment and investment property	210	213	207	9
Other assets	4,406	3,546	2,416	10

Total assets	97,146	100,793	147,646

Deposits by credit institutions	415	0	4,577
Bond debt	73,253	75,843	107,415	11
Financial derivatives	6,014	5,145	6,873
Deferred tax liabilities	1,498	2,124	3,642
Taxes payable	9	0	213
Other liabilities	4,538	4,607	8,059	12
Provisions	93	97	100
Subordinated debt	916	902	961

Total liabilities	86,737	88,718	131,839

Share capital	2,771	2,771	2,771
Share premium reserve	0	0	177
Reserve for unrealized gains	5,349	5,349	10,713
Other equity	2,289	3,955	2,146

Total shareholders’ equity	10,409	12,075	15,807

Total liabilities and shareholders’ equity	97,146	100,793	147,646

1)	Of NOK 15,734 million at March 31, 2014, NOK 15,576 million is measured at fair value through profit or loss and NOK 158 million is measured at amortized cost. Of NOK 17,704 million at December 31, 2013, NOK 17,497 million is measured at fair value through profit or loss and NOK 207 million is measured at amortized cost. Of NOK 28,548 at March 31, 2013, NOK 28,329 million is measured at fair value through profit and loss and NOK 219 million is measured at amortized cost.
2)	Of NOK 42,686 million at March 31, 2014, NOK 22,455 million is measured at fair value through profit or loss and NOK 20,231 million is measured at amortized cost. Of NOK 47,363 million at December 31, 2013, NOK 25,390 million is measured at fair value through profit or loss and NOK 21,973 million is measured at amortized cost. Of NOK 67,441 million at March 31, 2013, NOK 39,392 million is measured at fair value through profit or loss and NOK 28,049 million is measured at amortized cost.
3)	Securities posted as collateral for a loan from one of the owner banks. See note 14 for details.

The accompanying notes are an integral part of these condensed financial statements.

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Unaudited

Condensed statement of changes in equity

(NOK million)	Share capital 1)	Share premium reserve 4)	Reserve unrealized gains 1) 2)	Other equity 1)	Comprehensive income 3)	Total equity
Equity at January 1, 2013	2,771	177	10,713	3,264	0	16,925
Profit/(loss) for the period	0	0	0	0	(1,118)	(1,118)

Equity at March 31, 2013	2,771	177	10,713	3,264	(1,118)	15,805

Equity at January 1, 2014	2,771	0	5,349	3,955	0	12,075
Profit/(loss) for the period	0	0	0	0	(1,666)	(1,666)

Equity at March 31, 2014	2,771	0	5,349	3,955	(1,666)	10,409

1)	Restricted equity that cannot be paid out to the owners without a shareholder resolution to reduce the share capital in accordance with the Public Limited Companies Act under Norwegian law.
2)	The allocation of income for the period between the reserve for unrealized gains and other equity is performed at year-end. Preliminary calculations based on the condensed interim financial statements as of March 31, 2014.
3)	The allocation of income for the period between the reserve for unrealized gains and other show that if the allocation was performed at this date, it would have reduced the reserve for unrealized gains by NOK 1,679 million and decreased other equity by NOK 13 million. The closing balances would have been NOK 3,670 million for the reserve for unrealized gains, and NOK 3,942 million for other equity.

The accompanying notes are an integral part of these condensed financial statements.

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Unaudited

Condensed cash flow statement

	First Quarter
(NOK million)	2014	2013	Note
Pre-tax operating profit/(loss)	(2,283)	(1,552)
Provided by operating activities:
Accrual of contribution from the Norwegian government	(14)	(65)
Unrealized losses/(gains) on financial instruments at fair value	2,320	1,707
Depreciation	4	4
Principal collected on loans	6,461	8,434
Purchase of financial investments (trading)	(4,147)	(5,387)
Proceeds from sale or redemption of financial investments (trading)	1,962	8,660
Contribution paid by the Norwegian government	337	322
Taxes paid	0	(148)
Changes in:
Accrued interest receivable	(185)	(279)
Other receivables	(1,247)	3,750
Accrued expenses and other liabilities	148	(37)

Net cash flow from operating activities	3,356	15,409
Proceeds from sale or redemption of financial investments	126	1,892
Net cash flow from financial derivatives	730	(796)
Purchases of fixed assets	0	(3)

Net cash flow from investing activities	856	1,093
Change in debt to credit institutions	416	1
Principal payments on bond debt	(4,408)	(11,556)
Repayment of subordinated debt	0	(442)

Net cash flow from financing activities	(3,992)	(11,997)

Net change in cash and cash equivalents *)	220	4,505
Cash and cash equivalents at beginning of period	6,254	9,265
Effect of exchange rates on cash and cash equivalents	(88)	363

Cash and cash equivalents *) at end of period	6,386	14,133

*)	Cash equivalents are defined as bank deposits with maturity less than three months.

The accompanying notes are an integral part of these condensed financial statements.

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Unaudited

Notes to the accounts

1. Accounting policies

Eksportfinans’ first quarter condensed interim financial statements have been presented in accordance with International Financial Reporting Standards (IFRS), in line with IFRS as adopted by the European Union (EU). The condensed interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.

The accounting policies and methods of computation applied in the preparation of these condensed interim financial statements (including information as of and for the year ended December 31, 2013) are the same as those applied in Eksportfinans’ annual financial statements of 2013, except as noted below. Those financial statements were approved for issue by the Board of Directors on March 28, 2014 and included in the company’s Annual Report on Form 20-F for the year-end December 31, 2013. These policies have been consistently applied to all the periods presented.

The information for the three months and years ended March 31, 2014 and 2013 is unaudited. The information as of and for the year ended December 31, 2013 is derived from the Company’s audited consolidated financial statements as of and for the year ended December 31, 2013.

2. Net gains/(losses) on financial instruments at fair value

Net realized and unrealized gains/(losses) on financial instruments at fair value

	First Quarter
(NOK million)	2014	2013
Securities held for trading	0	4
Securities designated as at fair value at initial recognition	0	24
Financial derivatives	(15)	(72)
Other financial instruments at fair value	1	32

Net realized gains/(losses)	(14)	(12)
Loans and receivables	30	7
Securities 1)	225	(17)
Financial derivatives 2)	(194)	3,458
Bond debt 3)4)	(2,376)	(5,124)
Subordinated debt and capital contribution securities 3) 4)	(4)	(28)
Other	(1)	(3)

Net unrealized gains/(losses)	(2,320)	(1,707)

Net realized and unrealized gains/(losses)	(2,334)	(1,719)

1)	Net unrealized gains/(losses) on securities

	First quarter
(NOK million)	2014	2013
Securities held for trading	191	(31)
Securities designated as at fair value at initial recognition	34	14

Total	225	(17)

2)	The Portfolio Hedge Agreement entered into in March 2008, further described in note 15 of this report, is included with a loss of NOK 226 million as of March 31, 2014 and a loss of NOK 60 million as of March 31, 2013.
3)	In the first quarter of 2014, Eksportfinans had an unrealized loss of NOK 2,380 million (loss of NOK 5,152 million in the corresponding period of 2013) on its own debt. Net of derivatives this amount is an unrealized loss of NOK 2,379 million (loss of NOK 1,727 million in the same period of 2013).
4)	In the first quarter of 2014, Eksportfinans had an unrealized loss of NOK 638 million of financial liabilities classified as level 2 in the fair value hierarchy (gain of NOK 162 million in the corresponding period of 2013). Of financial liabilities classified as level 3 in the fair value hierarchy, Eksportfinans had a loss of NOK 1,742 million (loss of NOK 5,186 million in the same period of 2013).

See note 15 for a presentation of the above table including effects from economic hedging.

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Unaudited

3. Capital adequacy

Capital adequacy is calculated in accordance with the Basel II regulations in force from the Financial Supervisory Authority of Norway. The company has adopted the standardized approach to capital requirements. For the company, this implies that the difference in risk-weighted value between the Basel I and II regulations is mainly due to operational risk.

Risk-weighted assets and off-balance sheet items

	Mar 31, 2014		Dec 31,2013		Mar 31, 2013
(NOK million)	Book value	Risk- weighted value	Book value	Risk- weighted value	Book value	Risk- weighted value
Total assets	97,146	13,371	100,793	13,716	147,646	17,860
Off-balance sheet items		20		23		154
Operational risk		2,315		2,315		2,465
Total currency risk		417		362		0

Total risk-weighted value		16,123		16,416		20,479

The Company’s regulatory capital

(NOK million and in percent of risk-weighted value)	Mar 31, 2014		Dec 31, 2013		Mar 31, 2013
Core capital 1)	5,988	37.1%	6,040	36.8%	5,363	26.2%
Additional capital 2)	220	1.4%	220	1.3%	601	2.9%

Total regulatory capital	6,208	38.5%	6,260	38.1%	5,964	29.1%

1)	Includes share capital, other equity, elements of capital contribution securities and other deductions and additions in accordance with the Norwegian capital adequacy regulations.
2)	Includes subordinated debt, the elements of capital contribution securities not included in core capital and other deductions/additions in accordance with the Norwegian capital adequacy regulations.

4. Loans due from credit institutions

(NOK million)	Mar 31, 2014	Dec 31, 2013	Mar 31, 2013
Cash equivalents 1)	6,386	6,254	14,133
Other bank deposits and claims on banks 3)	(230)	(229)	(172)
Loans to other credit institutions, nominal amount (also included in note 6) 2)	9,640	11,765	14,935
Accrued interest on loans and unamortized premium/discount on purchased loans	(6)	(6)	(2)
Adjustment to fair value on loans	(56)	(80)	(346)

Total	15,734	17,704	28,548

1)	Cash equivalents are defined as bank deposits with maturity of less than three months.
2)	The company has acquired certain loan agreements from banks for which the selling bank provides a repayment guarantee, therefore retaining the credit risk of the loans. Under IFRS these loans are classified as loans to credit institutions. Of the loans to credit institutions these loans amounted to NOK 5,034 million at March 31, 2014, NOK 5,251 million at December 31, 2013 and NOK 6,732 million at March 31, 2013.
3)	Due to temporary payment variations.

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Unaudited

5. Loans due from customers

(NOK million)	Mar 31, 2014	Dec 31, 2013	Mar 31, 2013
Loans due from customers, nominal amount (also included in note 6)	42,188	46,803	66,748
Accrued interest on loans and unamortized premium/discount on purchased loans	406	474	613
Adjustment to fair value on loans	92	86	80

Total	42,686	47,363	67,441

6. Total loans due from credit institutions and customers

Nominal amounts related to loans due from credit institutions (note 4) and customers (note 5), respectively.

(NOK million)	Mar 31, 2014	Dec 31, 2013	Mar 31, 2013
Loans due from credit institutions	9,639	11,765	14,935
Loans due from customers	42,188	46,803	66,748

Total nominal amount	51,827	58,568	81,683

Commercial loans	31,919	36,967	54,077
Government-supported loans	19,908	21,601	27,606

Total nominal amount	51,827	58,568	81,683

Capital goods	11,766	13,678	23,150
Ships	20,284	21,630	31,633
Export-related and international activities *)	14,615	16,322	18,556
Direct loans to Norwegian local government sector	2,913	3,513	4,362
Municipal-related loans to other credit institutions	2,210	3,388	3,948
Loans to employees	39	37	34

Total nominal amount	51,827	58,568	81,683

*)	Export-related and international activities consist of loans to the following categories of borrowers (next page):

(NOK million)	Mar 31, 2014	Dec 31, 2013	Mar 31, 2013
Renewable energy	4,994	4,994	4,994
Shipping	3,353	3,446	4,347
Banking and finance	1,815	2,684	3,543
Consumer goods	1,275	1,831	2,263
Infrastructure	1,164	1,289	1,319
Real estate management	858	849	670
Environment	628	632	643
Oil and gas	527	596	775
Other categories	1	1	2

Total nominal amount	14,615	16,322	18,556

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Unaudited

7. Loans past due or impaired

(NOK million)	Mar 31, 2014	Dec 31, 2013	Mar 31, 2013
Interest and principal installment 1-30 days past due	8	1	4
Not matured principal on loans with payments 1-30 days past due	209	0	58
Interest and principal installment 31-90 days past due	9	18	0
Not matured principal on loans with payments 31-90 days past due	45	106	0
Interest and principal installment more than 90 days past due	129	112	526
Not matured principal on loans with payments more than 90 days past due	146	86	106

Total loans past due	546	323	694

Relevant collateral or guarantees received *)	454	230	201

Fair value adjustment on loans past due	57	58	304

Impairments on loans measured at amortized cost	0	0	0

*)	A total of NOK 92 million relates to exposure towards Icelandic banks as of March 31, 2014, NOK 94 million as of December 31, 2013 and NOK 493 million as of March 31, 2013, and are as of the balance sheet date not considered guaranteed in a satisfactory manner. These loans are measured at fair value at each balance sheet date. The change in fair value in the period is reflected in the line item ‘Net gains/losses on financial instruments at fair value’. Apart from the fair value adjustments already recognized in the income statement, related to the exposure towards the Icelandic banks discussed above, the company considers all other loans to be secured in a satisfactory manner. For these transactions, amounting to NOK 454 million, the Norwegian government, through the Guarantee Institute for Export Credit (GIEK), guarantees approximately 90 percent of the amounts in default. The remaining 10 percent are guaranteed by private banks, most of them operating in Norway. Where applicable, claims have already been submitted in accordance with the guarantees.

8. Securities

(NOK million)	Mar 31, 2014	Dec 31, 2013	Mar 31, 2013
Trading portfolio	25,742	24,085	30,559
Repurchase receivable	423	0	5,841
Other securities at fair value through profit and loss	2,249	2,377	1,269

Total	28,414	26,462	37,669

9. Property, equipment and investment property

(NOK million)	Mar 31, 2014	Dec 31, 2013	Mar 31, 2013
Buildings and land in own use	125	131	127
Investment property	77	73	70

Total buildings and land	202	204	197
Other fixed assets	8	9	10

Total fixed assets and investment property	210	213	207

First quarter report 2014    15

Unaudited

10. Other assets

(NOK million)	Mar 31, 2014	Dec 31, 2013	Mar 31, 2013
Settlement account 108 Agreement	122	474	462
Cash collateral provided	4,156	2,927	1,875
Other	128	145	79

Total other assets	4,406	3,546	2,416

11. Bond debt

(NOK million)	Mar 31, 2014	Dec 31, 2013	Mar 31, 2013
Bond debt	79,842	84,954	124,619
Adjustment to fair value on debt	(7,543)	(9,920)	(18,641)
Accrued interest	954	809	1,437

Total borrowings through the issue of securities	73,253	75,843	107,415

12. Other liabilities

(NOK million)	Mar 31, 2014	Dec 31, 2013	Mar 31, 2013
Grants to mixed credits	46	47	346
Cash collateral received	4,413	4,450	7,609
Other short-term liabilities	79	110	104

Total other liabilities	4,538	4,607	8,059

13. Segment information

The company is divided into three business areas: Export lending, Municipal lending and Securities. After the sale of Kommunekreditt Norge AS, municipal lending consists of loans extended directly to municipalities and municipal-related loans to savings banks that were purchased from Kommunekreditt Norge AS in connection with the sale of the subsidiary. The company also has a treasury department responsible for the day to day risk management and asset and liability management. Income and expenses related to treasury are divided between the three business areas.

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Unaudited

Income and expenses divided between segments

	Export lending		Municipal lending		Securities
	First quarter		First quarter		First quarter
(NOK million)	2014	2013	2014	2013	2014	2013
Net interest income 1)	79	124	7	10	34	67

Commissions and income related to banking services 2)	0	0	0	0	0	0
Commissions and expenses related to banking services 2)	0	0	0	0	0	0
Net gains/(losses) on financial instruments at fair value 3)	0	18	0	0	(15)	(11)
Income/expense allocated by volume 4)	1	0	0	0	1	10

Net other operating income	1	18	0	0	(14)	(11)
Total operating income	80	142	7	10	20	56
Total operating expenses	42	17	2	1	27	18

Pre-tax operating profit/(loss)	38	125	5	9	(7)	38
Taxes	9	35	1	2	(2)	11

Non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA	29	90	4	7	(5)	27

1)	Net interest income includes interest income directly attributable to the segments based on Eksportfinans’ internal pricing model. The treasury department obtains interest on Eksportfinans’ equity and in addition the positive or negative result (margin) based on the difference between the internal interest income from the segments and the actual external funding cost. Net interest income in the treasury department is allocated to the reportable segments based on volume for the margin, and risk weighted volume for the interest on equity.
2)	Income/(expense) directly attributable to each segment.
3)	For Export lending the figures are related to unrealized gains/(losses) on the Icelandic bank exposure. In this context, the fair value adjustments on the Icelandic bank exposure have been treated as realized, as they are not expected to be reversed towards maturity, as other unrealized gains and losses. For Securities the figures are related to realized gains/(losses) on financial instruments.
4)	Income/expense, other than interest, in the treasury department has been allocated to the business areas by volume. These are items included in net other operating income in the income statement.

Reconciliation of segment profit measure to total comprehensive income

	The year
(NOK million)	2014	2013
Export lending	29	90
Municipal lending	4	7
Securities	(5)	72

Non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA	28	124
Net unrealized gains/(losses) 1)	(2,320)	(1,707)
Unrealized losses/(gains) related to the Icelandic bank exposure included above 1)	0	(18)
Realized gains/(losses) hedged by the Portfolio Hedge Agreement	0	0
Tax effect of the items above	626	483

Total comprehensive income	(1,666)	(1,118)

1)	Reversal of previously recognized loss (at exchange rates applicable at reporting date).

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Unaudited

14. Material transactions with related parties

The company’s two largest shareholders, DNB Bank ASA and Nordea Bank Norge ASA, are considered to be related parties in accordance with IAS 24 Related Party Disclosures. All transactions with related parties are made on market terms.

			Guaran-	Guaran-
	Acquired		tees	tees	Repo
(NOK million)	loans 1)	Deposits 2)	issued 3)	received 4)	facility 5)	PHA 6)
Balance January 1, 2014	4,732	312	73	16,622	0	(295)
Change in the period	(151)	765	(2)	(945)	0	(143)

Balance March 31, 2014	4,581	1,077	71	15,677	0	(438)

Balance January 1, 2013	5,685	981	87	20,824	4,476	(142)
Change in the period	59	(1,147)	(17)	(1,664)	101	(35)

Balance March 31, 2013	5,744	(166)	70	19,160	4,577	(177)

1)	The company acquired loans from banks. The loans were part of the company’s ordinary lending activity, as they were extended to the export industry. Since the selling banks provided a guarantee for the loans, not substantially all of the risk and rewards were transferred to the company, thus the loans are classified as loans due from credit institutions in the balance sheet.
2)	Deposits made by the company.
3)	Guarantees issued by the company to support the Norwegian export industry.
4)	Guarantees provided to the company from the related parties.
5)	Non-committed Repo facility with DNB Bank ASA. Under this framework agreement, Eksportfinans can transact in an unlimited amount of eligible securities with DNB Bank ASA as the counterparty, but neither party is committed to do so. The Agreement has no expiration date. EUR 600 million has been drawn with a Repurchase Date of February 26, 2015, but with the option to terminate the drawn down tranche in whole on specified termination dates (weekly). The tranche was terminated on September 11, 2013.
6)	Eksportfinans has entered into a derivative portfolio hedge agreement with the majority of its shareholders. The agreement, effective from March 1, 2008, will offset losses up to NOK 5 billion in the liquidity portfolio held as of February 29, 2008. The agreement will also offset any gains in the portfolio as of the same date. The payments to or from the company related to the losses or gains, respectively, in the portfolio, will take place on the last day of February each year, with the first payment in 2011. The agreement expires with the maturities of the bonds included in the contract, with the latest maturity on December 31, 2023. Eksportfinans will pay a monthly fee of NOK 5 million to the participants in the agreement. The balances show the related parties’ share of the fair value of the contract as of the balance sheet date. A negative balance indicates that Eksportfinans owes money to the related parties.

In addition to the transactions reflected in the above table, Eksportfinans’ three major owner banks have extended a committed liquidity facility of USD 2 billion to the company. The facility has a twelve month maturity with the possibility of extension, and was most recently renewed for another year in the second quarter of 2013. Eksportfinans has not utilized this credit facility.

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Unaudited

15. Market risk - effects from economic hedging

Note 2 specifies the net realized and unrealized gains/losses on financial instruments, showing separately the gains/losses related to financial derivatives. When presented to the company’s management and Board of Directors, the figures are prepared showing the various financial instruments after netting with related economic hedges, since derivatives are used as economic hedges of the market risk of specific assets and liabilities.

The below table specifies net realized and unrealized gains/(losses) on financial instruments at fair value, netted with related economic hedges.

Net realized and unrealized gains/(losses) on financial instruments at fair value

	First quarter
(NOK million)	2014	2013
Securities 1)	(15)	(11)
Other financial instruments at fair value 1)	1	(1)

Net realized gains/(losses)	(14)	(12)
Loans and receivables 1)	28	52
Securities 1)	0	(22)
Bond debt 1) 2) 3)	(2,367)	(1,692)
Subordinated debt and capital contribution securities 1) 2) 3)	(12)	(35)
Other financial instruments at fair value 1)	(1)	(3)

Net unrealized gains/(losses)	(2,352)	(1,700)
Financial derivatives related to the 108 Agreement 4)	32	(7)

Net realized and unrealized gains/(losses)	(2,334)	(1,719)

1)	Including financial derivatives with purpose of economic hedging.
2)	Accumulated net gain on own debt is NOK 5,954 million as of March 31, 2014, compared to NOK 14,315 million as of March 31, 2013.
3)	In the first quarter of 2014, Eksportfinans had an unrealized loss of NOK 2,379 million (loss of NOK 1,727 million in the same period of 2013) on its own debt, net of derivatives.
4)	Derivatives related to components of the 108 Agreement. The 108 Agreement is accounted for at amortized cost, hence these derivatives are not included in the effects related to financial instruments at fair value.

Interest, and the interest effect of economic hedging instruments, is classified as interest income or expense in the statement of comprehensive income. Changes in fair value are recorded in the line item ‘Net gains/(losses) on financial instruments at fair value’. For the first quarter of 2014 and 2013, the company recorded NOK 626 million and NOK 940 million respectively, of interest income on loans due from credit institutions, loans due from customers and securities and NOK 821 million and NOK 1,164 million, respectively, of interest expense on commercial paper and bond debt, subordinated debt and capital contribution securities. In the same periods the company recorded negative NOK 9 million, and negative NOK 41 million, respectively, of interest income on economic hedging instruments and negative NOK 325 million and negative NOK 467 million, respectively, of interest expense on economic hedging instruments.

First quarter report 2014    19

Unaudited

16. Maturity analysis

Maturity analysis of financial liabilities

(including off-balance sheet items) based on contractual maturities at March 31, 2014

		From	From	From
		1 month	3 months	1 year
	Up to and	up to and	up to and	up to and
	including	including	including	including	Over
(NOK million)	1 month	3 months	1 year	5 years	5 years
Deposits by credit institutions	415	0	0	0	0
Non-structured bond debt	0	628	9,950	37,021	4,039
Structured bond debt	8,835	5,726	13,935	2,769	1,952
Commercial paper debt	0	0	0	0	0
Cash collateral	4,156	0	0	0	0
Subordinated loans	0	0	42	911	0
Capital contribution securities	0	0	0	0	0
Derivatives net settled	48	126	496	2,146	685
Derivatives gross settled (pay leg)	13,423	16,233	19,444	19,558	620
Financial guarantees (off-balance)	71	0	0	0	0
Loan commitments (off-balance)	0	146	3	0	0

Total	26,949	22,859	43,870	62,405	7,296

Derivatives gross settled (receive leg)	13,337	16,295	19,540	18,261	595
Derivative assets net settled	12	505	815	1,544	525
Derivative assets gross settled (pay leg)	2,430	2,866	6,621	6,381	4,248
Derivative assets gross settled (receive leg)	2,679	3,110	7,347	7,726	4,839

Maturity analysis of financial liabilities

(including off-balance sheet items) based on contractual maturities at December 31, 2013

		From	From	From
		1 month	3 months	1 year
	Up to and	up to and	up to and	up to and
	including	including	including	including	Over
(NOK million)	1 month	3 months	1 year	5 years	5 years
Deposits by credit institutions	0	0	0	0	0
Non-structured bond debt	24	3,051	10,614	37,862	4,083
Structured bond debt	7,967	7,294	14,903	2,647	2,109
Commercial paper debt	0	0	0	0	0
Cash collateral	2,927	0	0	0	0
Subordinated loans	0	0	42	910	0
Capital contribution securities	0	0	0	0	0
Derivatives net settled	105	107	457	2,354	851
Derivatives gross settled (pay leg)	11,193	12,590	22,119	11,648	153
Financial guarantees (off-balance)	73	0	0	0	0
Loan commitments (off-balance)	0	200	5	0	0

Total	22,289	23,242	48,139	55,421	7,195

Derivatives gross settled (receive leg)	11,034	12,791	22,138	10,692	163
Derivative assets net settled	13	68	1,198	1,851	479
Derivative assets gross settled (pay leg)	9,732	3,823	9,884	15,017	4,987
Derivative assets gross settled (receive leg)	10,338	4,380	10,561	16,303	5,536

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Unaudited

Maturity analysis of financial liabilities

(including off-balance sheet items) based on contractual maturities at March 31, 2013

		From	From	From
		1 month	3 months	1 year
	Up to and	up to and	up to and	up to and
	including	including	including	including	Over
(NOK million)	1 month	3 months	1 year	5 years	5 years
Deposits by credit institutions	4,577	0	0	0	0
Non-structured bond debt	10,323	11,459	7,527	46,090	3,756
Structured bond debt	14,842	13,402	15,815	5,952	2,274
Cash collateral	1,875	0	0	0	0
Subordinated loans	0	0	44	1,013	0
Capital contribution securities	0	0	0	0	0
Derivatives net settled	81	167	658	2,953	1,448
Derivatives gross settled (pay leg)	13,385	9,350	7,783	4,449	435
Financial guarantees (off-balance)	1,340	0	0	0	0
Loan commitments (off-balance)	0	215	3	5	0

Total	46,423	34,593	31,830	60,462	7,913

Derivatives gross settled (receive leg)	14,099	9,665	9,147	3,959	390
Derivative assets net settled	59	889	762	2,480	487
Derivative assets gross settled (pay leg)	16,591	12,307	18,454	31,314	4,584
Derivative assets gross settled (receive leg)	17,280	13,484	20,840	33,286	5,144

The figures in the above table and in the additional disclosures regarding derivatives below the table include principal and interest payable (receivable) at nominal value. First possible call dates and trigger dates, according to the contracts, are applied in the classification of the maturities. This implies that the structured bond debts with the corresponding derivatives matures earlier than what is expected based on market data as of the balance sheet date. See subsequent tables for maturity analysis based on expected maturities. For derivatives gross settled, pay leg represents the contractual cash flows to be paid by the company to the derivative counterparty while receive leg represents the contractual cash flows to be received from the derivative counterparty.

The company manages its liquidity risk, inter alia, by monitoring the difference between expected maturities of its assets and liabilities.

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Unaudited

Maturity analysis of financial assets and liabilities based on expected maturities at March 31, 2014

		From	From	From
		1 month	3 months	1 year up
	Up to and	up to and	up to and	to and
	including 1	including	including 1	including 5	Over
(NOK million)	month	3 months	year	years	5 years	Total
Assets
Loans and receivables due from credit institutions	4,019	13	906	3,955	321	9,213
Loans and receivables due from customers	1,633	2,600	4,092	21,153	23,932	53,410
Securities	977	3,345	14,497	6,688	4,237	29,744
Derivatives net settled	12	505	809	2,097	1,042	4,466
Derivatives gross settled (pay leg)	(795)	(1,401)	(4,030)	(7,790)	(8,458)	(22,474)
Derivatives gross settled (receive leg)	831	1,461	4,410	9,342	9,692	25,736
Cash collateral	0	4,413	0	0	0	4,413

Total assets	6,677	10,935	20,684	35,446	30,765	104,507

Liabilities
Deposits by credit institutions	415	0	0	0	0	415
Commercial paper debt	0	0	0	0	0	0
Non-structured bond debt	0	628	9,950	37,021	4,039	51,639
Structured bond debt	1,986	561	4,804	8,268	18,997	34,616
Derivatives net settled	48	126	477	2,078	595	3,324
Derivatives gross settled (pay leg)	9,193	14,316	16,720	20,712	8,163	69,105
Derivatives gross settled (receive leg)	(9,075)	(14,050)	(16,251)	(19,343)	(9,335)	(68,054)
Cash collateral	0	4,156	0	0	0	4,156
Subordinated loans	0	0	42	911	0	953
Capital contribution securities	0	0	0	0	0	0

Total liabilities	2,567	5,738	15,742	49,647	22,459	96,154

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Unaudited

Maturity analysis of financial assets and liabilities based on expected maturities at December 31, 2013

		From	From	From
		1 month	3 months	1 year up
	Up to and	up to and	up to and	to and
	including 1	including	including 1	including 5	Over
(NOK million)	month	3 months	year	years	5 years	Total
Assets
Loans and receivables due from credit institutions	3,497	14	62	5,027	332	8,932
Loans and receivables due from customers	742	3,563	5,756	24,420	26,397	60,878
Securities	28	1,926	14,767	6,821	4,449	27,991
Derivatives net settled	13	68	1,195	2,236	1,435	4,947
Derivatives gross settled (pay leg)	(7,397)	(2,694)	(8,812)	(16,253)	(8,230)	(43,386)
Derivatives gross settled (receive leg)	7,584	3,119	9,332	17,702	9,317	47,053
Cash collateral	0	4,450	0	0	0	4,450

Total assets	4,466	10,446	22,301	39,954	33,699	110,865

Liabilities
Deposits by credit institutions	0	0	0	0	0	(1)
Commercial paper debt	0	0	0	0	0	0
Non-structured bond debt	24	3,051	10,614	37,862	4,083	55,633
Structured bond debt	658	234	7,256	7,326	22,046	37,520
Derivatives net settled	105	107	436	2,106	80	2,833
Derivatives gross settled (pay leg)	7,608	8,682	18,573	12,938	9,701	57,503
Derivatives gross settled (receive leg)	(7,386)	(8,474)	(18,086)	(11,919)	(11,048)	(56,914)
Cash collateral	0	2,927	0	0	0	2,927
Subordinated loans	0	0	42	910	0	952
Capital contribution securities	0	0	0	0	0	0

Total liabilities	1,009	6,527	18,834	49,223	24,861	100,454

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Unaudited

Maturity analysis of financial assets and liabilities based on expected maturities at March 31, 2013

		From	From	From
		1 month	3 months	1 year up
	Up to and	up to and	up to and	to and
	including 1	including	including 1	including 5	Over
(NOK million)	month	3 months	year	years	5 years	Total
Assets
Loans and receivables due from credit institutions	11,933	18	147	6,282	437	18,817
Loans and receivables due from customers	956	4,436	10,969	28,825	34,171	79,357
Securities	6,815	8,658	13,118	6,132	4,618	39,341
Derivatives net settled	59	889	761	2,859	807	5,374
Derivatives gross settled (pay leg)	(15,604)	(8,828)	(14,330)	(34,526)	(9,891)	(83,178)
Derivatives gross settled (receive leg)	16,120	9,368	15,761	37,079	11,808	90,136
Cash collateral	0	7,609	0	0	0	7,609

Total assets	20,279	22,151	26,426	46,651	41,949	157,457

Liabilities
Deposits by credit institutions	4,577	0	0	0	0	4,577
Commercial paper debt	0	0	0	0	0	0
Non-structured bond debt	10,323	11,459	7,527	46,090	3,756	79,155
Structured bond debt	4,176	1,543	5,385	19,889	22,208	53,200
Derivatives net settled	81	167	645	2,925	1,447	5,264
Derivatives gross settled (pay leg)	6,292	3,666	4,228	11,434	9,609	35,229
Derivatives gross settled (receive leg)	(5,884)	(3,614)	(3,840)	(11,951)	(11,974)	(37,263)
Cash collateral	0	1,875	0	0	0	1,875
Subordinated loans	0	0	44	1,013	0	1,057
Capital contribution securities	0	0	0	0	0	0

Total liabilities	19,565	15,095	13,989	69,400	25,045	143,095

The figures in the above table include principal and interest payable (receivable) at nominal value. For the figures in the above table, call and trigger dates as estimated in models are applied in the classification of the maturities. For some issues with call and trigger optionalities, the expected maturity is estimated using a sophisticated valuation system which is further described in our annual financial statements. The actual maturities might differ from these estimations.

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Unaudited

17. Financial instruments subject to net settlements

All derivative contracts are governed by master agreements developed by the International Swaps and Derivatives Association (ISDA). These agreements assure, for example, that netting is legally enforceable. Some of these agreements also contain provisions that require the posting of collateral in order to reduce counterparty exposure. These provisions include Credit Support Annexes (CSAs) that define collateral type and amounts to be transferred or received. This effectively ensures that if derivative exposures exceed pre-agreed limits, the counterparty with the positive exposure (which is now ‘too high’) can require the counterparty to transfer collateral to a dedicated neutral account. The transferred collateral will be netted in a situation of default. Thus the CSA agreement effectively ensures that the counterparty credit exposure is capped at the agreed upon limit.

The following table presents the financial instruments subject to net settlements:

March 31, 2014

		Financial instruments	Financial instruments on the	Not presented net
	Financial	that are	balance	Financial	Financial
(NOK million)	instruments	set off	sheet	instruments	collateral	Net amount
Derivative assets	5,691	—	5,691	(1,027)	(3,378)	1,286
Derivative liabilities	(6,014)	—	(6,014)	862	3,075	(2,077)

Total assets / (liabilities)	(324)	—	(324)	(164)	(303)	(791)

December 31, 2013
		Financial instruments	Financial instruments on the	Not presented net
	Financial	that are	balance	Financial	Financial
(NOK million)	instruments	set off	sheet	instruments	collateral	Net amount
Derivative assets	5,500	—	5,500	(789)	(2,770)	1,941
Derivative liabilities	(5,145)	—	(5,145)	1,560	2,217	(1,369)

Total assets / (liabilities)	354	—	354	771	(554)	572

March 31, 2013
		Financial instruments	Financial instruments on the	Not presented net
	Financial	that are	balance	Financial	Financial
(NOK million)	instruments	set off	sheet	instruments	collateral	Net amount
Derivative assets	11,357	—	11,357	(3,047)	(5,836)	2,474
Derivative liabilities	(6,873)	—	(6,873)	2,134	1,424	(3,315)
Repo facility	(4,577)	—	(4,577)	—	4,577	—

Total assets / (liabilities)	(92)	—	(92)	(913)	165	(840)

First quarter report 2014    25

Unaudited

18. Fair value of financial instruments

18.1 Methodology

The fair values of financial instruments are determined either with reference to a price quoted in an active market for that instrument, or by using a valuation technique.

Prices quoted in active markets are prices readily and regularly available from exchanges, brokers (executable broker quotes), market makers and pricing vendors (actual trades), and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

An active market is one in which transactions, for the financial asset or financial liability being valued, occur with sufficient frequency and volume to provide pricing information on an ongoing basis. A market is considered to be non-active when there are few transactions, the prices are not current, price quotations vary substantially either over time or among market makers, or little information is released publicly for the financial asset or financial liability. Pricing transparency is affected by a number of different factors, such as type of financial instrument, whether the instrument is new to the market, characteristics specific to the transaction, and general market conditions.

The degree of judgment used in the measurement of fair value of financial instruments is generally higher with a lower level of pricing transparency, and vice versa. Financial instruments with quoted prices in active markets generally have higher transparency of prices, and less judgment is needed when determining fair value. Conversely, instruments traded in non-active markets, or that do not have quoted prices, have lower transparency of prices, and fair values are estimated through valuation models or other pricing techniques that require a higher degree of judgment.

The methodologies used for estimating the fair values using valuation models calculate the expected cash flows under the terms of each specific contract, and then discount these back to present values using appropriate discount curves. The expected cash flows for each contract are either determined directly by reference to actual cash flows implicit in observable market prices, or through modeling cash flows by using appropriate financial market pricing models. The valuation techniques make maximum use of market inputs, and rely as little as possible on entity-specific inputs. These techniques use observable market prices and rates as inputs, including interest rate yield curves for substantially the full term of the asset or liability, equity and commodity prices, option volatilities and currency rates. In certain cases, the valuation techniques incorporate unobservable inputs. See description of fair value measurement of each class of financial instruments below for extent of unobservable inputs used. The fair value measurement generally incorporates appropriate credit spreads obtained from the market.

For financial instruments a significant share of prices are obtained from the market. Although the prices generally are not binding or directly tradable, they are observable in the market. As such, the company primarily has financial instruments for which prices are quoted in active markets, or financial instruments for which credit spreads or other model inputs are observable in the market, and the models used to price them are transparent. Most of the portfolios consist of financial instruments for which the fair value is calculated using valuation models or index proxies judged to be sufficiently close to the securities proxied. The company has developed an understanding of the information used by third party pricing sources to describe the estimated prices or model inputs. The information obtained from third party pricing sources was evaluated and relied upon based on the degree of market transactions supporting the price indications and the firmness of the price indications. In these instances, management’s judgment was that this third party information was a reasonable indication of the financial instrument’s fair value.

In general, the company goes through the following process to establish fair value for each financial instrument:

•	First, the company seeks to identify current quoted prices in an active market for the financial instrument.

•	If there are no current quoted prices, the company seeks to identify recent transactions for the same instrument.

•	If there are no recently quoted prices for the same instrument, the company seeks to identify current or recently quoted prices or transactions for another instrument that is substantially the same.

•	If there are no quoted prices for essentially equal instruments, the company seeks to identify appropriate market-quoted rates (e.g. yield curves, volatilities and currency rates) to be used as inputs into a valuation technique.

•	In certain instances, it is necessary for the company to use unobservable inputs into the valuation technique. These inputs are to the fullest extent possible based on other observable prices or rates identified during the above mentioned steps.

See below for a discussion on how fair value is established for each class of financial assets and liabilities:

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Loans due from credit institutions or customers:

The fair values of loans due from credit institutions or customers are determined using a discounted cash flow model, incorporating appropriate market yield curves and credit spreads. These debt instruments are not actively traded and consequently, these instruments do not have observable market prices subsequent to loan origination.

For guaranteed loans, interest rate curves are obtained from market sources, and credit spreads are based on initial spreads at the time of loan origination. The initial spread is usually not adjusted because these loans are fully guaranteed by a bank or the Norwegian Guarantee Institute for Export Credits (GIEK). Most of Eksportfinans’ non-government guarantors are currently well rated (A- or above) Norwegian banks and international banks with solid financial position. There are three guarantors below A- rating. An increase in the credit risk of the debtor will, as a result of the guarantee, in most cases not lead to more than an insignificant increase of the combined credit risk. This is reflected in market rates so for example a loan made to a debtor guaranteed by a specific bank has a considerably lower spread than a direct loan made to the same bank. Eksportfinans therefore believes it would be reasonable to assume, in the absence of evidence to the contrary, that no changes have taken place in the spread that existed at the date the loan was made. The company does make reasonable efforts to determine whether there is evidence that there has been such a change in spread. Credit ratings of all guarantors are monitored on an ongoing basis. Spreads are adjusted upon significant changes in rating for the guarantor since origination date, as the company considers this as evidence of widening of spreads. Further, the company analyses the development of initial margins over time. This data shows that initial margins obtained for new guaranteed loans have not been functions of time, not even during the financially turbulent times in 2007-2009. Credit spreads for guaranteed loans given by the company, have consequently not increased with the significant general credit spread increase during the period. The spreads applied to fair value measurement of export loans are unobservable in the market. As of March 31, 2013 a spread widening of 1 basis point of the guaranteed loan portfolio will reduce its market value by approximately NOK 5 million (NOK 6 million as of year-end 2013) so a spread widening equal to the largest ones observed during a month will give unrealized losses of NOK 2 million. The spreads applied for fair value measurement of guaranteed export loans are in the range from -6 basis points to 191 basis points as of March 31, 2014 (from -4 basis points to 204 basis points as of year-end 2013). As of March 31, 2014 the guaranteed portfolio constitutes 66 percent of the lending portfolio (62 percent as of year-end 2013).

For direct loans to Norwegian savings banks, interest rate curves and credit spreads are based on observable market data. The credit spread curves obtained from the market are from widely published reports from market participants on indicative spreads for identical or similar loans. The spreads are published in the market shortly after month end, but do not represent offers, or solicitations of offers, to purchase or sell financial instruments. To ensure that the information can be used for fair value measurement purposes, Eksportfinans performs an assessment of the evaluations, calculations, opinions and recommendations of the publications. The spreads come partly from trading screens quoting actual trades, and partly from matrix pricing and interpolations including judgments by the distributors. Eksportfinans has assessed their interpolation methodologies, matrix pricing algorithms and models to be adequate and of sufficient quality. As of March 31, 2014 a credit spread widening in the direct loan portfolio of one basis point would induce an unrealized loss to the company of NOK 1 million (NOK 1 million as per year-end 2013). As of March 31, 2014 direct loans to banks account for 12 percent of the lending portfolio (15 percent as of end of 2013).

For the remaining municipal portfolio after the sale of former municipality lender company Kommunekreditt, interest rate curves and credit spreads are based on observable market data. The credit spreads used in the model are supported by quotes obtained from three different price providers. For loans guaranteed by municipalities, the same methodology is used as for guaranteed export lending. As of March 31, 2014 a credit spread widening of one basis point in the municipal lending portfolio would induce an unrealized loss to the company of NOK 1 million (NOK 2 million as of end of 2013). Municipal related loans are 9 percent of the lending portfolio as of year-end 2013 (11 percent as of year-end 2013). For the combined total lending portfolio over the past two years credit spreads have changed 2 basis points per month in 95 percent of the time. As of March 31, 2014 a spread widening of 2 basis points would give an estimated loss of NOK 16 million. As of the end of 2013 a 95 percent confidence interval was 2 basis points representing NOK 20 million. The guarantees received are embedded in the loan agreements, and not separately transferable.

Eksportfinans has entered into agreements with its Norwegian shareholder banks or unaffiliated banks active in financing Norwegian exports to purchase specific loans. The purchases of these loans are based on normal commercial terms, and the loans acquired are of the type extended by Eksportfinans in the normal course of its business. The Company places an initial deposit with the selling bank, which is used as consideration for the purchase of the relevant loans. Each loan purchased is supported by a guarantee provided by the selling bank. In consideration for the guarantee, the Company pays the selling bank a fee spread over the life of the loan by way of a swap transaction, under which the difference between the interest received on the loan and the interest receivable from

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the selling bank with respect to the deposit amount is paid to the selling bank. The net effect of these transactions is that Eksportfinans receives a specified, individually negotiated return comparable to that received on its other commercial loans. As of March 31, 2014 these loans constitutes 14 percent of the lending portfolio (12 percent as of year-end 2013).

All credit spread adjustments of initial spreads are individually assessed for reasonableness relative to appropriate credit spread development over time, spreads for similar guarantors, and spreads on new similar loans or guarantees.

Securities:

Fair value of Eksportfinans’ portfolio of securities is partially established using valuation techniques and partially using prices quoted in active markets. Eksportfinans aims to maximize the use of observable inputs, and minimize the use of unobservable inputs, when estimating fair value. The valuation techniques used by Eksportfinans are index based models using publicly available market data as inputs, such as index levels, stock prices and bond credit spreads. Whenever available, the Company obtains quoted prices in active markets for fixed maturity securities at the balance sheet date. Market price data is generally obtained from exchange or dealer markets.

The quotes may come from securities with similar attributes, from a matrix pricing methodology, or from internal valuation models utilizing different methodologies. These methodologies consider such factors as the issuer’s industry, the security’s rating and tenor, its coupon rate and type, its position in the capital structure of the issuer, yield curves, credit curves, prepayment rates and other relevant factors. Eksportfinans retrieved prices and credit spread quotes from nine different market makers and pricing vendors. Among the nine different quote providers, the major price provider (Bloomberg) covered 82 percent (20 percent as of December 31, 2013). Eksportfinans has established various controls to ensure the reasonableness of received quotes such as reconciling with other securities of similar currency, maturity, country or issuer and reconciling with actual trade data from Bloomberg. The Company also investigates large variations amongst different price providers. For all quoted prices the median quote was used.

For the remaining, 2 securities had such short time to expected maturity that par value was used. Par value was also used on 5 government related securities (all rated AAA and expected maturity in 2014). Eksportfinans holds two securities originally in the PHA portfolio issued by the defaulted Washington Mutual (now non-existent). These securities were priced using recovery rates retrieved from Bloomberg.

Financial derivatives:

Currency and interest rate swaps are valued using a valuation model technique incorporating appropriate credit spreads obtained from the market, as well as other observable market inputs, such as interest rate levels and market volatilities. Structured swaps mirroring the embedded derivatives in structured debt issues are modeled as described for structured bond debt. All swaps are governed by ISDA agreements with cash collateral annexes, and movement of cash collateral will offset credit spread changes. Non-performance risk is included in the fair value of the financial derivative portfolio assets and liabilities. Both Eksportfinans and the counterparty’s credit risk at the time of trade of a swap will be reflected in the initial terms and conditions. The company only enters into derivatives with highly rated counterparties. The Credit Support Annexes (CSAs) enables calls for collateral for both parties based on rating dependent parameters such as threshold and minimum independent amounts. The company’s valuation of swaps uses mid levels of interest rate curve bid-ask spreads.

Structured bond debt:

Structured bond debt consists of bond issues where the coupon rate, currency, maturity date and notional amount may vary with market conditions. For instance, the maturity will vary as a significant part of the structured bond debt has call and trigger features depending on the passage of time and/or market levels.

Eksportfinans’ structured issues currently consist of eight main structure types:

•	The coupon is paid in a different currency than the currency for which the coupon is calculated and the bond might have Bermudan options embedded. Bonds with this coupon type are priced using a Hull-White one-factor model if there is only one currency and an N-currency model coupled with a Black and Scholes model in cases of several currencies.

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•	The coupon is based on the minimum of two FX’s (JPY/USD and AUD/JPY for a majority of our issues). We use Black and Scholes to model the foreign exchange rates and a Hull-White one factor model to treat the interest rate curves.

•	Fixed rate securities with Bermudan options. These are modeled using Black and Scholes framework.

•	The coupon has digital attributes. For example if the FX rate is above a given strike level, the coupon paid will be high, if the FX is below the strike, the coupon paid will be low. These coupon structures are modeled by an N-currency model.

•	The coupon is inversely linked to the London Interbank Offer Rate (LIBOR). The coupon structure is normally of the type “FixedRate-multiplier x Libor”. Here we use a Hull-White model for the interest rate and if the issue contains more than one currency, we use the N-factor model.

•	The coupon depends on the difference between two interest rates, for example ‘2 year swap minus 10 year swap’. This difference is multiplied with a factor, and both one and two currencies can be involved. For one-currency issues a Hull-White model is used for the two interest rates. For two-currency issues a Black and Scholes model put together with an N-currency model is used.

•	The coupon is based on the performance of single equities, equity baskets or indexes. These issues are priced based on a Black and Scholes model if the underlying is in the same currency as the notional. The implied volatility derived from suitable traded options is used as volatility input and expected future dividends are based on market expectations. If the underlying is in a different currency than the notional we use a quanto-model to factor in the currency effect.

•	The coupon is paid only if the issuer calls the issue. For such structures (like callable zeros) the call option is normally Bermudan and contains only one currency. Eksportfinans price it using a Hull-White one-factor model.

Structured bond debt (and their corresponding swaps, see section on financial derivatives above) are mostly valued using the company’s valuation system based on different, well known valuation models, such as Black and Scholes and Hull-White, as appropriate for the different types of structures. All models use observable market data. Market data such as volatilities, correlations, and spreads for constant maturity swaps are imported (unadjusted) directly from widely used data systems like Reuters and Bloomberg. All models are calibrated to produce the transaction price at day one and consequently there are no day one profits calculated using Eksportfinans’ methodology. Which model and which structure setup are determined by the redemption structure, the number of FX, equities or indexes constituting the underlying and whether the coupon is accumulated or not as time passes.

The market data used is observable market input. This input is used to project both cash flows and maturity dates of the structured debt. This is to a large degree done by Monte Carlo simulations.

The fair values established using the valuation models above are further supported by two sources of information. The values are assessed for reasonableness against values for the same instruments received from the counterparty in the transaction. Eksportfinans buys back structured debt from time to time, and the fair values established are assessed for reasonableness against buy back transaction prices for similar debt.

Changes in credit spread are considered in the valuation of structured bond debt. There is a very limited market for trading in Eksportfinans’ structured debt. Since the multi-notch downgrade of Eksportfinans in November 2011 the company does not anticipate issuing new debt. Prior to the downgrade the most current issue spread for corresponding issues was used to value the structured bonds. After the downgrade there are no new issues of structured debt and instead the company uses spreads on unstructured debt for the outstanding structured issues. The basis point sensitivity of the structured bond portfolio is NOK 18 million so increasing the spreads applied in fair value measurement by 10 basis points, would decrease the value of structured bond debt by approximately NOK 180 million as of March 31, 2014 (NOK 200 million as of year-end 2013). The spreads applied for fair value measurement of structured bonds are in the range from 193 basis points to 220 basis points as of March 31, 2014 (from 200 basis points to 272 basis points as of year-end 2013).

Other bond debt:

Fair value of other bond debt is established using a valuation model technique based on discounted cash flows, incorporating appropriate interest rate curves and credit spreads obtained from the market. The credit spreads are derived from current spreads on Eksportfinans’ USD benchmarks quoted by Bloomberg. Only spreads supported by actual trades close to period-end are used. Quoted spreads are also used for benchmark issues that are not quoted on Bloomberg. From the spread quotes obtained, a yield curve is derived by using an interpolation methodology. These are similar instruments, and the quoted prices cover the range of maturities in the benchmark debt portfolio.

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In order to assess the reasonableness of the quotes used, spreads are also benchmarked against broker quotes obtained from four different dealers in Eksportfinans’ benchmark program.

Subordinated debt:

Fair value of subordinated bond debt and capital contribution securities are established using a valuation model technique based on discounted cash flows, incorporating appropriate interest rate curves and credit spreads obtained from market participants. The credit spreads are obtained from the arranger banks for the capital contribution securities. For the subordinated debt we use the same credit spreads as quoted for our traded unstructured debt of same maturity and currency. Quotes come either as credit spreads relative to USD swap rates or the Gilt curve, or as a quoted fair value price. For quotes received in the form of credit spreads, appropriate net present value calculations derive the fair value of the security, using the quoted credit spread relative to the corresponding curve. The company considers the spread and price quotes obtained as unobservable input to the valuation. Increasing the spreads applied in fair value measurement by 10 basis points would decrease the value of subordinated debt as of March 31, 2014 by approximately NOK 1.6 million. The spread applied for fair value measurement of the subordinated debt is 198 basis points as of March 31, 2014, resulting in a price of 105.41.

18.2 Fair value hierarchy

IFRS 13 specifies a hierarchy of fair value measurements based on whether the inputs used to measure the fair values are observable or unobservable. Observable inputs reflect market data obtained from independent sources that is visible to other parties in the market; unobservable inputs reflect the company’s market assumptions, specific methodologies and model choices. These two types of input have created a hierarchy that gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1:

Fair value measurements using unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2:

Fair value measurements using inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices) are classified as level 2.

Level 3:

Securities with inputs that are both significant to fair value and unobservable.

This hierarchy requires the use of observable market data when available. The company considers relevant and observable market prices in its valuations where possible.

The assessments of which level each transaction falls into is a dynamic process.

Loans and receivables that do not trade frequently or in sufficient volumes to be classified in level 1 but where nothing but observable market data (such as interest rate levels and published spread indices) and well known discounting methods are used are classified as level 2. Loans and receivables where credit spreads at a reporting date is a function of initial over the counter negotiated spreads and subjective adjustments to input such as rating changes are classified as level 3. Short term deposits are classified as level 1.

Securities consist of bonds in our liquidity portfolios which are classified as level 2 as they are valued using index mappings or adjusted market prices such as the median of several quotes not necessarily public obtainable.

Financial derivatives are either normal interest rate- or currency swaps classified in level 2 as standard discounting of observable inputs is used in the valuation, or structured swaps classified as level 3 where unobservable inputs such as correlations and volatilities are used in model valuations.

The below tables set forth Eksportfinans trading assets and liabilities and other financial assets and liabilities accounted for at fair value under the fair value option. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Other assets are collateral paid to swap counterparties and are classified as level 2.

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18.3 Financial assets measured at fair value through profit or loss

March 31, 2014

(NOK million)	Level 1	Level 2	Level 3	Total
Loans due from credit institutions	2,377	12,791	399	15,568
Loans due from customers	0	2,197	20,257	22,454
Securities	0	27,991	0	27,991
Financial derivatives	0	4,068	1,622	5,691
Other assets	0	4,156	0	4,156

Total fair value	2,377	51,204	22,278	75,859

March 31, 2013

(NOK million)	Level 1	Level 2	Level 3	Total
Loans due from credit institutions	2,220	25,621	487	28,329
Loans due from customers	0	3,652	35,740	39,392
Securities	0	37,669	0	37,669
Financial derivatives	0	7,581	3,776	11,357
Other assets	0	1,875	0	1,875

Total fair value	2,220	76,398	40,003	118,621

18.4 Financial liabilities measured at fair value through profit or loss

Deposits and commercial paper are valued using public market data and standard discounted cash flow techniques and hence classified as level 2. Unstructured bond debt such as benchmark issues are valued through a combination of discounting cash flows and using quoted credit spreads for similar securities and thus classified as level 2. Structured bond debt use unobservable inputs and model valuation and is classified as level 3. Financial derivatives on the liability side are both level 2 and 3, see discussion above for financial derivative assets. Other liabilities are specified in note 12 and are valued using discounting techniques and observable market data. Subordinated debt and capital contribution services are valued using discounted cash flow methods but with credit spread adjustments obtained from arranger banks only. These are indicative spreads and not publicly available hence the valuation technique uses unobservable inputs.

March 31, 2014

(NOK million)	Level 1	Level 2	Level 3	Total
Deposits by credit institutions	0	415	0	415
Unstructured bond debt	0	27,134	0	27,134
Structured bond debt	0	0	25,654	25,654
Financial derivatives	0	4,075	1,939	6,014
Other liabilities	0	4,417	0	4,417
Subordinated debt	0	0	916	916

Total fair value	0	36,041	28,509	64,550

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March 31, 2013

(NOK million)	Level 1	Level 2	Level 3	Total
Unstructured bond debt	0	42,256	0	42,256
Structured bond debt	0	0	36,211	36,211
Financial derivatives	0	2,813	4,059	6,872
Other liabilities	0	7,888	0	7,888
Subordinated debt	0	0	961	961

Total fair value	0	52,957	41,231	94,188

Movement of level 3 financial assets from January 1, 2014 to March 31, 2014

	Loans and
	receivables
	due from	Loans and
	credit	receivables due	Financial
(NOK million)	institutions	from customers	derivatives	Total
Opening balance	476	22,580	1,428	24,483
Total gains or losses *)	(6)	(160)	267	101
Issues	0	0	0	0
Settlements	(71)	(2,163)	(72)	(2,306)
Transfers into level 3	0	0	0	0
Transfers out of level 3	0	0	0	0

Closing balance	399	20,257	1,622	22,278

Total gains or losses *) for the period in profit or loss for assets held at the end of the reporting period	(6)	(160)	401	235

*)	Presented under the line item ‘Net gains/(losses) on financial instruments at fair value’ in the statement of comprehensive income.

Movement of level 3 financial assets from January 1, 2013 to March 31, 2013

	Loans and
	receivables
	due from	Loans and
	credit	receivables due	Financial
(NOK million)	institutions	from customers	derivatives	Total
Opening balance	526	39,373	4,542	44,440
Total gains or losses *)	15	873	(60)	828
Issues	0	0	0	0
Settlements	(53)	(4,506)	(706)	(5,265)
Transfers into level 3	0	0	0	0
Transfers out of level 3	0	0	0	0

Closing balance	488	35,740	3,776	40,003

Total gains or losses *) for the period in profit or loss for assets held at the end of the reporting period	15	873	62	950

*)	Presented under the line item ‘Net gains/(losses) on financial instruments at fair value’ in the statement of comprehensive income.

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Movement of level 3 financial liabilities from January 1, 2014 to March 31, 2014

				Capital
			Sub-	contri-
		Financial	ordinated	bution
(NOK million)	Bond debt	derivatives	debt	securities	Total
Opening balance	25,502	2,208	902	0	28,612
Total gains or losses *) **)	1,738	(237)	15	0	1,516
Issues	0	0	0	0	0
Settlements	(1,586)	(33)	0	0	(1619)
Transfers into level 3	0	0	0	0	0
Transfers out of level 3	0	0	0	0	0

Closing balance	25,654	1,939	917	0	28,510

Total gains or losses *) **) for the period in profit or loss for liabilities outstanding at the end of the reporting period	1,506	(102)	15	0	1,419

*)	Presented under the line item ‘Net gains/(losses) on financial instruments at fair value’ in the statement of comprehensive income.
**)	For liabilities, positive figures are represented as losses and negative figures are represented as gains.

Movement of level 3 financial liabilities from January 1, 2013 to March 31, 2013

				Capital
			Sub-	contri-
		Financial	ordinated	bution
(NOK million)	Bond debt	derivatives	debt	securities	Total
Opening balance	42,275	5,127	990	450	48,842
Total gains or losses *) **)	5,158	(694)	(30)	0	4,435
Issues	0	0	0	0	0
Settlements	(11,222)	(374)	0	(450)	(12,046)
Transfers into level 3	0	0	0	0	0
Transfers out of level 3	0	0	0	0	0

Closing balance	36,211	4,059	961	0	41,231

Total gains or losses *) **) for the period in profit or loss for liabilities outstanding at the end of the reporting period	3,789	(572)	(30)	0	3,187

*)	Presented under the line item ‘Net gains/(losses) on financial instruments at fair value’ in the statement of comprehensive income.
**)	For liabilities, positive figures are represented as losses and negative figures are represented as gains.

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18.5 Fair value of financial assets and liabilities

The following table presents the financial assets and liabilities, with the fair value and carrying value (book value) of each class of financial instrument:

	Mar 31, 2014		Dec 31, 2013		Mar 31, 2013
	Fair	Carrying	Fair	Carrying	Fair	Carrying
(NOK million)	value	value	value	value	value	value
Assets
Loans due from credit institutions	15,705	15,734	17,684	17,704	28,511	28,548
Loans due from customers	45,909	42,686	50,959	47,363	72,505	67,441
Securities	27,991	27,991	26,462	26,462	31,828	31,828
Repurchase receivable	423	423	0	0	5,841	5,841
Financial derivatives	5,691	5,691	5,500	5,500	11,357	11,357
Other assets	4,406	4,406	3,546	3,546	2,416	2,416
Liabilities
Deposits by credit institutions	415	415	0	0	4,577	4,577
Non-structured bond debt	48,701	48,701	51,530	51,530	72,985	72,985
Structured bond debt	37,704	24,552	27,004	24,313	38,432	34,429
Financial derivatives	6,015	6,015	5,145	5,145	6,873	6,873
Other liabilities	4,543	4,538	4,613	4,607	8,070	8,059
Subordinated debt	916	916	902	902	961	961

19. Contingencies

The contingencies are:

a)	Because of the bankruptcy of Lehman Brothers, certain swap contracts were settled and replaced by new swap contracts with other counterparties. At the time of the bankruptcy, Eksportfinans had swap contracts with three different legal entities in the Lehman Brothers group. Payments related to the settlement of these swaps were calculated and paid by Eksportfinans in 2008. The valuation of the settlement amount has been contested by two of the Lehman Brothers legal entities. A final settlement was reached with one of the entities in 2011, and for the second entity in third quarter 2012. The final settlement amount to these two entities has been paid. The third Lehman Brothers entity has, to date, not contested the original valuation.

b)	On December 12, 2012, Eksportfinans received a complaint filed by Silver Point Capital Fund LP and Silver Point Capital Offshore Master Fund LP (Silver Point) with the Tokyo District Court. Silver Point is an investor in Eksportfinans’ Japanese Samurai bonds and had previously threatened (as stated in press releases dated December 19, 2011 and November 7, 2012) to declare default under these bonds. Silver Point was demanding a partial payment in the amount of JPY 9.6 billion (approximately NOK 553 million at exchange rates applicable at December 31, 2013) (together with 6 percent interest thereon from December 13, 2011) as part of their entire claim of JPY 9.7 billion (approximately NOK 633 million including interest at exchange rates applicable at December 31, 2013). Silver Point claimed that the bonds became due and payable when they sent a default notice to Mizuho Corporate Bank as fiscal agent on December 12, 2011. Eksportfinans has, as previously stated in press releases on December 19, 2011 and November 7, 2012, vigorously resisted this action on the basis that there is no default, and the company was therefore of the opinion that this complaint would not prevail. This opinion was supported by analysis from external counsel. Eksportfinans has therefore also concluded that such complaint does not constitute a cross default under Eksportfinans’ other financial obligations. On 28 March 2014, the Tokyo District Court ruled in favor of Eksportfinans in the claim by Silver Point relating to this complaint. On the basis that Silver Point’s allegations regarding events of default are groundless, the Tokyo District Court dismissed Silver Point’s claims and Silver Point shall bear the costs for its claim. The plaintiffs did not lodge an appeal and the ruling is therefore final.

20. Events after the balance sheet date

There are no events after the balance sheet date materially affecting the financial statements.

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